				EXHIBIT 12.1
COMMERCIAL VEHICLE GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
($ in thousands)

Year Ended December 31
	2017	2016	2015	2014	2013
EARNINGS
Pre-tax income from operations	$13,645	$6,834	$16,819	$12,762	$(14,788)
Fixed charges	21,553	21,432	23,621	23,230	23,724
Capitalized interest	—	—	—	—	—
Earnings available for fixed charges	$35,198	$28,266	$40,440	$35,992	$8,936
FIXED CHARGES:
Interest expense (including debt issuance costs amortized to interest expense)	$19,149	$19,318	$21,359	$20,716	$21,087
Capitalized interest	—	—	—	—	—
Interest component of rent expense [1]	$2,404	$2,114	$2,262	$2,514	$2,637

Total fixed charges	$21,553	$21,432	$23,621	$23,230	$23,724

Ratio of earnings to fixed charges	1.63	1.32	1.71	1.55	0.38
[1] For purposes of calculating the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes and cumulative effect of change in accounting principles plus fixed charges. Fixed charges include interest expense (including amortization of deferred financing costs) and an estimate of operating rental expense, approximately 20%, which management believes is representative of the interest component.